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                              December 21, 2023

       Eric Swider
       Chief Executive Officer
       Digital World Acquisition Corp.
       3109 Grand Ave., #450
       Miami, FL 33133

                                                        Re: Digital World
Acquisition Corp.
                                                            Amendment No. 1 to
Annual Report on Form 10-K
                                                            Filed October 30,
2023
                                                            File No. 001-40779

       Dear Eric Swider:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Amendment No. 1 to Annual Report on Form 10-K

       Report of Independent Registered Public Accounting Firm, page F-1

   1. Please have your auditor include an explanatory paragraph in their report to address the correction of the
material misstatements in your previously issued financial
                                                        statements. Refer to
paragraph .18(e) of PCAOB AS 3101.
       Note 2. Restatement of Previously Issued Financial Statements, page F-10

   2. Please disclose the nature of each error, such as the errors related to Accrued expenses,
                                                        Income tax payable,
Related party advance, Legal investigations costs and
                                                        Remeasurement of Class
A common stock to redemption value.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Eric Swider
Digital World Acquisition Corp.
December 21, 2023
Page 2

        Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-3361
if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Jeffrey Kauten at 202-551-3447 with any other questions.



FirstName LastNameEric Swider                              Sincerely,
Comapany NameDigital World Acquisition Corp.
                                                           Division of
Corporation Finance
December 21, 2023 Page 2                                   Office of Technology
FirstName LastName